SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2017 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section; and

-

Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 6 to 8 hereof.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 8, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1589 (EUR 0.8629 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2018 and for the period from August 1, 2018 to August 3, 2018, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
May 2018	1.2000	1.1551
June 2018	1.1815	1.1577
July 2018	1.1744	1.1604
August 1, 2018 to August 3, 2018	1.1666	1.1597

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2018

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2018.

With effect from January 1, 2018, KfW adopted IFRS 9 in line with mandatory requirements for annual periods beginning on or after January 1, 2018. IFRS 9 stipulates new valuation rules with respect to financial instruments. Further, under IFRS 9, comparative information is not required to be restated. Due to the retrospective application of these new valuation rules under IFRS 9, KfW’s equity decreased by EUR 218 million to EUR 28.5 billion as of January 1, 2018.

The group’s total assets increased by 3.7%, or EUR 17.3 billion, from EUR 472.3 billion as of December 31, 2017 to EUR 489.6 billion as of June 30, 2018.

The group’s operating result before valuation and promotional activity amounted to EUR 739 million for the six months ended June 30, 2018, compared with EUR 935 million for the corresponding period in 2017. The main driver for the group’s operating result before valuation and promotional activity during the six months ended June 30, 2018 was net interest income. The group’s operating result before valuation and promotional activity is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activity. These valuation effects consisted mainly of the following:

•

Income from risk provisions for lending business in an amount of EUR 2 million for the six months ended June 30, 2018, compared with expenses in an amount of EUR 63 million for the corresponding period in 2017;

•

Positive effects in an amount of EUR 138 million as market values of securities and equity investments increased in the six months ended June 30, 2018, compared with positive effects of EUR 22 million for the corresponding period in 2017;

•

Net income in an amount of EUR 121 million for the six months ended June 30, 2018, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the six months ended June 30, 2018, compared with net income in an amount of EUR 33 million for the corresponding period in 2017[1]; and

•

Expenses relating to promotional activity in an amount of EUR 123 million for the six months ended June 30, 2018, compared with expenses in an amount of EUR 110 million for the corresponding period in 2017.

The group’s consolidated result for the six months ended June 30, 2018, amounted to EUR 822 million compared with EUR 801 million for the corresponding period in 2017.

[1]

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2018 as compared with the corresponding period in 2017.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden) (1)	23,078	23,037	0
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) (1)	3,991	4,585	-13
Equity Financing (1)	58	20	190
Export and Project Finance (KfW IPEX-Bank)	6,663	5,653	18
Promotion of developing countries and emerging economies	1,569	2,599	-40
of which KfW Entwicklungsbank	1,210	2,126	-43
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	359	473	-24
Financial markets	731	808	-10

Total promotional business volume (2) (3)	36,090	36,491	-2

(1)

With effect from April 1, 2018, KfW reorganized its domestic promotional business, which it had previously conducted through its business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) based on a distinction between customer groups, into three business sectors, which are characterized by different operating models. These business sectors include SME Bank & Private Clients (Mittelstandsbank & Private Kunden), Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) and Equity Financing.

(2)

No adjustments to the total promotional business volume for the six months ended June 30, 2018 were made by KfW IPEX-Bank relating to export and project finance that was refinanced under certain of SME Bank & Private Clients’ promotional programs, compared to adjustments of EUR 211 million for the corresponding period in 2017.

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume for the six months ended June 30, 2018, amounted to EUR 36.1 billion, compared to EUR 36.5 billion for the corresponding period in 2017. Commitments in the business sectors Export and Project Finance and Equity Financing increased, while commitments in the domestic business sector, SME Bank and Private Clients, remained largely stable, and commitments in the remaining business sectors decreased.

Commitments in the SME Bank and Private Clients business sector amounted to EUR 23.1 billion for the six months ended June 30, 2018 compared to EUR 23.0 billion for the corresponding period in 2017. This slight increase was primarily due to increased commitments under KfW’s innovation financing programs, especially due to a strong demand for the ERP-Digitalization and Innovation Program. At the same time, the demand for environmental programs for private clients increased. These developments were partially offset by decreased commitments under the program KfW Unternehmerkredit (Entrepreneur Loan) and under the commercial environmental investment programs.

Commitments in the business sector Customized Finance & Public Clients decreased to EUR 4.0 billion for the six months ended June 30, 2018 from EUR 4.6 billion for the corresponding period in 2017. The decrease is mainly attributable to reduced commitments in KfW’s municipal infrastructure programs.

Commitments in the business sector Equity Financing increased to EUR 58 million for the six months ended June 30, 2018 from EUR 20 million for the corresponding period in 2017. The EUR 58 million where invested via the program “ERP Venture Capital Fund Investments” and the “High-Tech Gründerfonds” (HTGF).

Commitments in KfW’s Export and Project Finance business sector for the six months ended June 30, 2018 amounted to EUR 6.7 billion, compared to EUR 5.7 billion in the corresponding period in 2017. This change was mainly driven by a significant increase in commitments in the business sectors of basic industries and financial institutions, trade and commodity finance, compared to the corresponding period in 2017, while commitments in the business sector of industries and services decreased and no commitments were made under the CIRR scheme for ship financing.

Commitments related to KfW’s Promotion of developing countries and emerging economies decreased significantly to EUR 1.6 billion for the six months ended June 30, 2018 from EUR 2.6 billion for the corresponding period in 2017. This decrease was driven by overall lower commitments of KfW Entwicklungsbank, in particular with respect to Financial Cooperation Development Loans (FZ-Entwicklungskredite) and Financial Cooperation Promotional Loans (FZ-Förderkredite), as well as DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.

Commitments in KfW’s Financial markets business sector for the six months ended June 30, 2018 decreased to EUR 731 million compared to EUR 808 million for the corresponding period in 2017. Commitments both in the ABS and ABCP portfolio as well as in the green bond portfolio decreased in the six months ended June 30, 2018, compared to the corresponding period in 2017.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2018 totaled EUR 46.3 billion, of which 56% was raised in euro, 33% in U.S. dollar and the remainder in ten other currencies. In July 2018, KfW announced that it expects to increase its target volume of long-term funding to be raised in the capital markets in 2018 by approximately EUR 5 billion to a total range of EUR 75 billion to EUR 80 billion for the full-year 2018.

Capitalization and Indebtedness of KfW Group as of June 30, 2018

(EUR in millions)
Borrowings
Short-term funds	41,721
Bonds and other fixed-income securities	382,341
Other borrowings	17,174

Total borrowings	441,236
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	16,557
Fund for general banking risks	600
Revaluation reserve	-668
Total equity	29,426

Total capitalization	470,662

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2018, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of June 30, 2018 is not necessarily indicative of its capitalization to be recorded as of December 31, 2018.

The increase of EUR 684 million in total equity, which totaled EUR 29,426 million as of June 30, 2018 compared to EUR 28,742 million as of December 31, 2017, reflected (i) KfW Group’s consolidated result of EUR 822 million and (ii) EUR 81 million of other consolidated result recognized directly in equity relating to pensions and own credit risk, each for the six month period ended June 30, 2018. Furthermore, this increase was due to the retrospective application of the new valuation rules under IFRS 9, pursuant to which retained earnings increased in an amount of EUR 236 million and revaluation reserves decreased in an amount of EUR 454 million as of January 1, 2018.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022.

Based on the results for the six months ended June 30, 2018, KfW’s total capital ratio as well as its Tier 1 capital ratio according to Article 92 of the CRR each amounted to 19.9% as of June 30, 2018 (not taking into account the interim profit of the first six months of 2018 according to Article 26(2) of the CRR). The decreases of the total capital ratio as well as the Tier 1 capital ratio, which had each amounted to 20.8% as of March 31, 2018, were mainly due to methodical adjustments of the evaluation procedure and exchange rate effects (EUR/USD).

Other Recent Developments

Regulation

In June 2018, KfW received final notification by BaFin regarding temporary capital requirements imposed due to internal auditing related findings in 2017. As expected and previously disclosed, these temporary capital requirements amount to 0.75%, resulting in a total surcharge of 2.75% for IT-, internal-auditing- and operational-risk-management-related findings. In addition, BaFin notified KfW that KfW is required to maintain a capital buffer of 1% for Other Systemically Important Institutions (O-SIIs) in Germany. The buffer is expected to be phased-in over a period of three years starting in 2019.

Strategic Shareholdings

Eurogrid International CVBA/SCRL. In July 2018, KfW was mandated by the government of the Federal Republic of Germany pursuant to and in accordance with Article 2 Paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid”). Eurogrid is a holding company incorporated in Brussels, Belgium, holding an indirect 100% shareholding in 50Hertz Transmission GmbH, a German transmission network operator. KfW is to acquire the 20% shareholding in Eurogrid from Eurogrid’s current majority shareholder, Elia System Operator SA/NV (“Elia”), a Belgian transmission system operator. Elia acquired such 20% shareholding in Eurogrid from its co-shareholder by exercising a pre-emption right and is re-selling such shareholding to KfW. The closing of the transaction is expected to occur in the third quarter of 2018. Under the mandate, KfW is fully covered by a guarantee provided by the Federal Republic of Germany against any economic risks resulting from its investment in Eurogrid.

Executive Board

In August 2018, the Board of Supervisory Directors extended the tenure of Bernd Loewen, Chief Financial Officer of KfW, until June 30, 2024.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2017	0.9	2.1
2nd quarter 2017	0.6	2.3
3rd quarter 2017	0.7	2.7
4th quarter 2017	0.6	2.9
1st quarter 2018	0.3	2.3

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.3% after price, seasonal and calendar adjustments in the first quarter of 2018 compared to the fourth quarter of 2017. Compared to the fourth quarter of 2017, positive contributions to growth came from domestic demand. In particular, fixed capital formation increased markedly at the beginning of the year. Gross fixed capital formation in machinery and equipment increased by 1.2% compared to the fourth quarter of 2017. Gross fixed capital formation in construction was up by 2.1%. Household final consumption expenditure increased slightly (+0.4%) compared to the fourth quarter of 2017. Government final consumption expenditure decreased for the first time in almost five years (–0.5%) and had a downward effect on GDP growth.

According to provisional calculations, development of foreign trade was less dynamic compared to the fourth quarter of 2017. Total exports of goods and services were down 1.0% after price, seasonal and calendar adjustments compared to the fourth quarter of 2017. Imports decreased to a similar extent (–1.1%) at the beginning of the year. Arithmetically, the balance of exports and imports had a downward effect of –0.1 percentage points on economic growth.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy slightly decelerated and only grew by 2.3% in the first quarter of 2018, following increases by 2.9% in the fourth quarter of 2017 and 2.7% in the third quarter of 2017, in each case compared to the corresponding periods in 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 1st quarter of 2018, press release of May 24, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/05/PE18_182_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
June 2017	0.2	1.6
July 2017	0.4	1.7
August 2017	0.1	1.8
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6
April 2018	0.0	1.6
May 2018	0.5	2.2
June 2018	0.1	2.1

In June 2018, consumer prices in Germany rose by 2.1% compared to June 2017. The inflation rate thus was higher than two percent for the second consecutive month. Compared to June 2017, the prices of energy products in June 2018 increased by 6.4%, which was even higher than the year-on-year increase in May 2018 (+5.1%). Excluding energy prices, the inflation rate in June 2018 would have been 1.6%.

Compared to June 2017, food prices rose above average (+3.4%) in June 2018. The inflation rate for food was higher than three percent for the third month in a row. The prices of goods overall increased by 2.8% in June 2018 compared to June 2017, which was mainly due to the rise in energy prices and food prices. The prices of services increased by 1.5% compared to June 2017.

Compared to May 2018, the consumer price index increased by 0.1% in June 2018. In a month-on-month comparison, marked seasonal price increases on the previous month were recorded for air tickets (+2.7%), package holidays (+2.5%) and accommodation services (+1.4%). Energy prices were up 0.5% in June 2018 compared to May 2018, while food prices decreased by 0.3% in June 2018 compared to May 2018.

Source: Statistisches Bundesamt, Consumer prices in June 2018: +2.1% on June 2017, press release of July 12, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/07/PE18_255_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2017	3.6	3.8
July 2017	3.6	3.7
August 2017	3.8	3.7
September 2017	3.5	3.7
October 2017	3.7	3.6
November 2017	3.4	3.6
December 2017	3.5	3.6
January 2018	3.6	3.5
February 2018	3.8	3.5
March 2018	3.5	3.5
April 2018	3.6	3.5
May 2018	3.4	3.5
June 2018	3.5	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 567,000 persons, or 1.3%, from June 2017 to June 2018. Compared to May 2018, the number of employed persons in June 2018 increased by approximately 28,000, or 0.1%, after adjustment for seasonal fluctuations.

In June 2018, the number of unemployed persons decreased by approximately 61,000, or 3.9%, compared to June 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2018 stood at 1.49 million, which was a decrease of roughly 5,000 compared to May 2018.

Sources: Statistisches Bundesamt, Employment up again in June 2018, press release of July 31, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/07/PE18_281_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to June 2018	January to June 2017
Trade in goods, including supplementary trade items	132.8	133.1
Services	–3.9	–7.7
Primary income	25.1	24.4
Secondary income	–19.9	–28.6
Current account	134.1	121.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2018: +7.8% on June 2017, press release of August 7, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/08/PE18_288_51.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI

	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: August 9, 2018